Exhibit 12
CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	Year Ended December 31,
	2003	2004	2005	2006	2007 (1)
Income from continuing operations	$432	$282	$223	$271	$273
Income taxes for continuing operations	230	137	108	132	126
Capitalized interest	(3)	(2)	(3)	(4)	(10)

	659	417	328	399	389

Fixed charges, as defined:
Interest	361	345	328	240	230
Capitalized interest	3	2	3	4	10
Interest component of rentals charged to operating expense	2	1	1	2	1

Total fixed charges	366	348	332	246	241

Earnings, as defined	$1,025	$765	$660	$645	$630

Ratio of earnings to fixed charges	2.80	2.20	1.99	2.62	2.61

(1)	Excluded from the computation of fixed charges is interest expense of $4 million in 2007, which is included in income tax expense.